EXHIBIT 99.1
February 11, 2010
Director of Reserves and Production Services
Williams Exploration & Production
One Williams Center, Suite 2600
Tulsa, Oklahoma 74172
Dear Sir or Madam:
In accordance with your request, we have audited the estimates prepared by Williams Production Gulf Coast Company, L.P.; Williams Production Mid-Continent Company; Williams Production Company, L.L.C.; Williams Production RMT Company; and Williams Production Rocky Mountain Company (collectively referred to herein as “Williams”), as of December 31, 2009, of the proved reserves and future revenue to the Williams interest in certain gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute approximately 99 percent of all proved reserves owned by Williams. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. This report has been prepared for Williams’ use in filing with the SEC.
The following table sets forth Williams’ estimates of the net reserves and future net revenue, as of December 31, 2009, for the audited properties:

	Net Reserves		Future Net Revenue(1) (M$)
	Condensate	Gas(2)		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	1,835	2,328,256	3,662,818	2,341,110
Proved Undeveloped(3)	2,702	1,847,571	1,177,913	(69,783)

Total Proved	4,537	4,175,827	4,840,731	2,271,326
     Totals may not add because of rounding.

(1)	Future net revenue includes natural gas liquids sales.

(2)	Gas volumes have not been adjusted for fuel usage or natural gas liquids extraction.

(3)	These reserves have been included based on the operators’ declared intent to drill these wells.
Condensate volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Natural gas liquids volumes are not included. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.
When compared on a well-by-well basis, some of the estimates of Williams are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Williams’ proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Williams in preparing the December 31, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Williams.
The estimates shown herein are for proved reserves only. Williams’ estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Williams has included estimates of proved undeveloped reserves for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the operators’ declared intent to drill these wells, as evidenced by Williams’ internal budget, reserves estimates, and price forecast. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.
Prices used by Williams are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price received for the period January through December 2009. For condensate volumes and natural gas liquids, the average regional posted prices are adjusted by lease for quality, transportation fees, and local price differentials. For gas volumes, the average regional spot or indices prices are adjusted by lease for energy content, transportation fees, gathering fees, fuel usage, shrinkage, and local price differentials. As a reference, for the same time period the average Plains Marketing, L.P. West Texas Intermediate posted price was $57.65 per barrel and the average Platts Gas Daily Henry Hub spot price was $3.866 per MMBTU. The average adjusted gas price over the lives of the properties is $2.10 per MCF. All prices are held constant throughout the lives of the properties.
Lease and well operating costs used by Williams are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Williams are included to the extent that they are directly attributable to each of the Williams Asset Areas. Lease and well operating costs are held constant throughout the lives of the properties. Williams’ estimates of capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.
It should be understood that our audit does not constitute a complete reserves study of the audited gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 98 percent of the present worth for the total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Williams with respect to ownership interests, condensate and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of Williams’ overall reserves management processes and practices.
In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.
Supporting data documenting this audit, along with data provided by Williams, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699
By:	/s/ C.H. (Scott) Rees, III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Dan Paul Smith	By:	/s/ John G. Hattner
	Dan Paul Smith, P.E. 49093		John G. Hattner, P.G. 559
	Senior Vice President		Senior Vice President

Date Signed: February 11, 2010		Date Signed: February 11, 2010
DPS:ID